Exhibit (12)(b)

December 3, 2007

MassMutual Select Growth Equity Fund

MassMutual Select Funds

1295 State Street

Springfield, MA 01111-0111

MassMutual Select Blue Chip Growth Fund

MassMutual Select Funds

1295 State Street

Springfield, MA 01111-0111

Ladies and Gentlemen:

We have acted as counsel in connection with the Agreement and Plan of Reorganization (the “Agreement”) dated December 3, 2007 by MassMutual Select Funds, a Massachusetts business trust (the “Trust”), on behalf of and between two of its funds, MassMutual Select Growth Equity Fund (“Acquired Fund”) and MassMutual Select Blue Chip Growth Fund (“Acquiring Fund”). The Agreement describes a proposed reorganization (the “Reorganization”) to occur as of the date of this letter (the “Closing Date”), pursuant to which Acquiring Fund will acquire substantially all of the assets of Acquired Fund in exchange for shares of beneficial interest in Acquiring Fund (the “Acquiring Fund Shares”) and the assumption by Acquiring Fund of all of the liabilities of Acquired Fund following which the Acquiring Fund Shares received by Acquired Fund will be distributed by Acquired Fund to its shareholders in liquidation and termination of Acquired Fund. This opinion as to certain U.S. federal income tax consequences of the Reorganization is furnished to you pursuant to Section 8.5 of the Agreement. Capitalized terms not defined herein are used herein as defined in the Agreement.

Acquired Fund is a series of the Trust, which is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as an open-end management investment company. Shares of Acquired Fund are redeemable at net asset value at each shareholder’s option. Acquired Fund has elected to be a regulated investment company for federal income tax purposes under Section 851 of the Internal Revenue Code of 1986, as amended (the “Code”).

Acquiring Fund is a series of the Trust, which is registered under the 1940 Act as an open-end management investment company. Shares of Acquiring Fund are redeemable at net asset value at each shareholder’s option. Acquiring Fund has elected to be a regulated investment company for federal income tax purposes under Section 851 of the Code.

December 3, 2007

For purposes of this opinion, we have considered the Agreement, the resolution of the Board of Trustees of the Trust approving the Reorganization dated May 9, 2007, and such other items as we have deemed necessary to render this opinion. In addition, you have provided us with letters dated as of the date hereof, representing as to certain facts, occurrences and information upon which you have indicated that we may rely in rendering this opinion (whether or not contained or reflected in the documents and items referred to above) (the “Representation Letters”).

In reviewing the foregoing materials, we have assumed, with your permission, the authenticity of original documents, the accuracy of copies, the genuineness of signatures, the legal capacity of signatories, and the proper execution of documents. We have further assumed that (i) all parties to the Agreement and any other documents examined by us have acted, and will act, in accordance with the terms of such Agreement and documents, and that the Reorganization will be consummated pursuant to the terms and conditions set forth in the Agreement without the waiver or modification of any such terms and conditions; (ii) all representations contained in the Agreement, as well as those representations contained in the Representation Letters, are true and complete; and (iii) any representation made in any of the documents referred to herein “to the knowledge” (or similar qualification) of any person or party is true without regard to such qualification.

The facts you have represented to in paragraph 5 of the letter from Acquiring Fund and paragraph 6 of the letter from Acquired Fund, each dated as of the date hereof, support the conclusion that, following the Reorganization, Acquiring Fund will continue the historic business of Acquired Fund as an open-end investment company that seeks long-term growth of capital by investing in the common stocks of companies that have been identified as having potential for earnings growth.

Various factors demonstrate the strong similarity between Acquired Fund and Acquiring Fund. While Acquired Fund seeks long-term growth of capital and future income and Acquiring Fund seeks long-term growth of capital, both Funds pursue their objective by investing primarily in giant-cap and large-cap growth stocks. In addition, the Funds provide similar returns to investors.1 As of February 28, 2007 (the “Comparison Date”), a randomly selected date that reflects the composition of the Funds’ portfolios before the Reorganization was contemplated,2 the Acquired Fund and Acquiring Fund were in the same Morningstar Category (“US Open-End Large Growth”) and Style Box (“Large Growth”).3 As one would expect from equity funds, each

[1]	For example, as of the Comparison Date, the total returns since inception of the Class N shares were 7.05% for Acquired Fund and 9.06% for Acquiring Fund.
[2]	Unless otherwise noted, all data were obtained from Acquired Fund and Acquiring Fund, respectively.
[3]

According to Morningstar, the Morningstar Style Box is based on the equity holdings of a portfolio based on its most recently available portfolio at the time of analysis, which can differ from a fund's historic holdings. The Morningstar Category, on the other hand, is assigned based on the underlying securities in each portfolio over the past three years. Each is a nine-square grid that provides a graphical representation of the investment style of stocks and mutual funds. For stocks and stock funds, it classifies securities according to market capitalization (the vertical axis) and growth and value factors (the horizontal axis).

Tax Opinion of Ropes & Gray

December 3, 2007

Fund invested at least 97.92% of its net assets in stocks, with the remainder (0.79% for Acquired Fund and 2.08% for Acquiring Fund) in cash. Although Acquired Fund invests entirely in U.S. stocks, Acquiring Fund invests to some degree in non-U.S. stocks (approximately 10% of its invested assets).

A comparison of the Funds’ portfolios indicates that, consistent with their similar goals and strategies, the Funds hold stocks with overlapping characteristics. First, given each Fund’s focus on giant-cap and large-cap stocks, the portfolios are similar in terms of market capitalization. As of the Comparison Date, the average market capitalization figures were $36.5 billion for Acquired Fund and $42.974 billion for Acquiring Fund.4 There was a total overlap of just over 90% in what each portfolio invested in issuers of varying market capitalizations. Consistent with the “US Open-End Large Growth” Morningstar Category, each Fund invested more than 81% of its portfolio in a combination of giant-cap and large-cap stocks, divided roughly evenly between the two categories. This overlap consisted of 41.94% in giant-cap stocks, 39.77% in large-cap stocks, and 8.58% in medium-cap stocks. Acquired Fund and Acquiring Fund held a minimal amount (0.09%) or none of their assets, respectively, in small-cap stocks.5

Second, the Funds’ portfolios reflect comparable sector diversification. As of the Comparison Date, the Funds’ equity investments were compared using three broad industry sectors, which were further subdivided into twelve narrower categories. Looking at the three broad sectors, the Funds shared a total overlap of 93.4%, with both Funds making the most significant percentage of investments (at least a slight majority 54.28% of their invested assets) in the services sector. Although Acquired Fund and Acquiring Fund differed in the sector in which each made its second highest percentage of investments, both Funds invested at least 20% of their invested assets in the manufacturing sector (26.7% for Acquired Fund and 20.1% for Acquiring Fund) and at least 19% of their invested assets in the information sector (19.0% for Acquired Fund and 23.2% for Acquiring Fund). Upon further dividing each of these three large industry sectors into four sub-categories, for a total of twelve sub-categories (services: healthcare services, consumer services, business services, financial services; information: software, hardware, media, telecommunications; and manufacturing: consumer goods, materials, energy, utilities), the Funds continued to share a total overlap of 74.7%. Moreover, the Funds were relatively diversified across these twelve sub-sectors, with each Fund allocating no more than 21.5% of its equity investments to any one sub-sector. Not surprisingly, given the degree of overlap just described, the Funds generally invested in each sector and industry in comparable percentages. Any differences reflect the different investments selected by each Fund’s portfolio manager to achieve their shared investment objective of long-term capital growth.

[4]	Morningstar computes average market capitalization as a geometric average. Geometric averages are calculated by taking the n-th root of the product of n values.
[5]

For the purposes of this analysis, we consider giant-cap stocks to be those with market capitalizations greater than $50 billion. Large-cap stocks are between $10-50 billion; mid-cap stocks, $2-10 billion, small-caps stocks, $500 million-2 billion; and micro-cap stocks under $500 million.

Tax Opinion of Ropes & Gray

December 3, 2007

Next, the Funds’ portfolios had similar regional exposure. As of the Comparison Date, investments in U.S. issuers represented either all (in the case of Acquired Fund) or substantially all (approximately 90% of its invested assets, in the case of the Acquiring Fund) of the Funds’ North American and Latin American investments. Acquiring Fund invested the balance of its invested assets in Greater Europe (just under 6%), with all such investments directed to countries with developed economies. Neither Fund invested in Africa, the Middle East or Asia. Overall, the total regional overlap equaled 94%.

Finally, consistent with the similarity of their investment strategies, the two Funds bear comparable risk profiles. As of the Comparison Date, Acquired Fund and Acquiring Fund correlated closely with their standard and best-fit benchmark, the Russell 1000 Growth, with 1-year betas of 0.93 and 0.90, respectively, 3-year betas of 0.96 and 0.90, respectively, and 5-year betas of 0.91 and 0.93, respectively.6 The Funds also had similar dividend yields (1.25% for Acquired Fund and 0.92% for Acquiring Fund) and similar weighted average P/E ratios (16.35 for Acquired Fund and 18.47 for Acquiring Fund).7

The specific characteristics described above (the relative figures and percentages in terms of performance, asset allocation, and risk profile) do not constitute fixed aspects of Acquired Fund’s and Acquiring Fund’s investment strategies. Rather, they reflect the fact that the Funds’ similar investment strategies have led them to make similar investments until the Comparison Date, without regard to the proposed Reorganization.

Given the Funds’ similarity, on the date of the Reorganization, at least 33 1/3% of Acquired Fund’s portfolio assets will not be required to be sold by virtue of the investment objectives, strategies, policies, risks or restrictions of Acquiring Fund. Acquiring Fund has no plan or intention to change any of its investment objectives, strategies, policies, risks or restrictions after the Reorganization. After the Reorganization, Acquiring Fund will invest all assets acquired from Acquired Fund in a manner consistent with the Funds’ shared investment strategies, as described above and reflected by the aforementioned portfolio data.

Based on the foregoing representations and assumptions and our review of the documents and items referred to above, we are of the opinion that, subject to the final paragraphs hereof, for U.S. federal income tax purposes:

[6]	Beta is the statistical measure of the degree of variance between a security or fund and a specifically defined market, such as the S&P 500.
[7]

Yield, expressed as a percentage, represents a fund’s income return on capital investment for the past 12 months. This figure refers only to interest distributions from fixed-income securities, dividends from stocks, and realized gains from currency transactions. Monies generated from the sale of securities or from options and futures transactions are considered capital gains, not income. Return of capital is also not considered income. Morningstar computes yield by dividing the sum of the fund’s income distributions for the past 12 months by the previous month’s net asset value (adjusted upward for any capital gains distributed over the same time period).

Tax Opinion of Ropes & Gray

December 3, 2007

(i)	The Reorganization will constitute a reorganization within the meaning of Section 368(a) of the Code, and Acquiring Fund and Acquired Fund each will be a “party to a reorganization” within the meaning of Section 368(b) of the Code;

(ii)	Under Section 1032 of the Code, no gain or loss will be recognized by Acquiring Fund upon the receipt of the assets of Acquired Fund in exchange for Acquiring Fund Shares and the assumption by Acquiring Fund of the liabilities of Acquired Fund;

(iii)	Under Section 362(b) of the Code, the basis in the hands of Acquiring Fund of the assets of Acquired Fund transferred to Acquiring Fund in the Reorganization will be the same as the basis of such assets in the hands of Acquired Fund immediately prior to the transfer;

(iv)	Under Section 1223(2) of the Code, the holding periods of the assets of Acquired Fund in the hands of Acquiring Fund will include the periods during which such assets were held by Acquired Fund;

(v)	Under Section 361 of the Code, no gain or loss will be recognized by Acquired Fund upon the transfer of Acquired Fund’s assets to Acquiring Fund in exchange for Acquiring Fund Shares and the assumption by Acquiring Fund of the liabilities of Acquired Fund, or upon the distribution of Acquiring Fund Shares by Acquired Fund to its shareholders in liquidation;

(vi)	Under Section 354 of the Code, no gain or loss will be recognized by Acquired Fund shareholders upon the exchange of their Acquired Fund shares for Acquiring Fund Shares;

(vii)	Under Section 358 of the Code, the aggregate basis of Acquiring Fund Shares an Acquired Fund shareholder receives in connection with the Reorganization will be the same as the aggregate basis of his or her Acquired Fund shares exchanged therefor;

(viii)	Under Section 1223(1) of the Code, an Acquired Fund shareholder’s holding period for his or her Acquiring Fund Shares will be determined by including the period for which he or she held the Acquired Fund shares exchanged therefor, provided that he or she held such Acquired Fund shares as capital assets; and

(ix)	Acquiring Fund will succeed to and take into account the items of Acquired Fund described in Section 381(c) of the Code, subject to the conditions and limitations specified in Sections 381, 382, 383 and 384 of the Code and the Regulations thereunder.

Tax Opinion of Ropes & Gray

December 3, 2007

We express no view with respect to the effect of the reorganization on any transferred asset as to which any unrealized gain or loss is required to be recognized under federal income tax principles (i) at the end of a taxable year or (ii) upon the termination thereof or the transfer of such asset without reference to whether such a termination or transfer would otherwise be a taxable transaction.

In connection with this opinion, we call your attention to Revenue Ruling 87-76, 1987-2 C.B. 84, published by the United States Internal Revenue Service (the “IRS”). In that ruling, the IRS held that the so-called “continuity of business enterprise” requirement necessary for tax-free reorganization treatment was not met in the case of an acquisition of an investment company which invested in corporate stocks and bonds by an investment company which invested in municipal bonds. Specifically, the IRS based its ruling on its conclusion that the business of investing in corporate stocks and bonds is not the same line of business as investing in municipal bonds. We believe that the IRS’s conclusion in this ruling has always been questionable. In addition, a series of private letter rulings issued in July 2005 suggests that the IRS’s position on this issue is evolving: the IRS relied upon historic business representations to conclude that the reorganization satisfied the continuity of business enterprise requirement. However, even if the IRS’s 1987 revenue ruling were a correct statement of law, the facts of this Reorganization are distinguishable from those in the ruling.

We believe that Acquiring Fund and Acquired Fund are both engaged in the same line of business: each is an open-end investment management company that seeks long-term growth of capital by investing in the common stocks of companies that have been identified as having potential for earnings growth, and whose portfolio is substantially similar to the other’s in terms of asset allocation, market capitalization, sector diversification, regional exposure, risk profiles, and dividend yields. After the Reorganization, Acquiring Fund will continue that line of business for the benefit of the stockholders of both Acquired and Acquiring Funds. Although Acquiring Fund will dispose of securities formerly held by Acquired Fund, these dispositions will be fully consistent with the shared historic investment policies of both Funds and all proceeds generated by such dispositions will be reinvested in a manner fully consistent with such policies. In these circumstances, we are of the opinion that Acquiring Fund will have continued the historic business of Acquired Fund for the benefit of, among others, the historic stockholders of Acquired Fund, and that the continuity of business enterprise doctrine should, as a result, be fulfilled. However, because Revenue Ruling 87-76 is the only ruling on which taxpayers can rely (i.e., the only ruling that is not a private letter ruling) that deals specifically with the application of the “continuity of business enterprise” requirement to a reorganization involving investment companies, our opinion cannot be free from doubt. No ruling has been or will be obtained from the IRS as to the subject matter of this opinion and there can be no assurance that the IRS or a court of law will concur with the opinion set forth above.

Tax Opinion of Ropes & Gray

December 3, 2007

Our opinion is based on the Internal Revenue Code of 1986, as amended, Treasury Regulations, IRS rulings, judicial decisions, and other applicable authority, all as in effect on the date of this opinion. The legal authorities on which this opinion is based may be changed at any time. Any such changes may be retroactively applied and could modify the opinions expressed above. We undertake no obligation to update or supplement this opinion to reflect any such changes that may occur.

IRS Circular 230 Notice: To ensure compliance with requirements imposed by the IRS, we inform you that any U.S. tax advice contained herein is not intended or written to be used, and cannot be used by any taxpayer, for the purpose of avoiding U.S. tax penalties. The U.S. tax advice contained herein is limited to the U.S. tax issues addressed herein. Additional issues may exist that could affect the U.S. tax treatment of the transaction or matter that is the subject of this tax opinion and the opinion does not consider or provide a conclusion with respect to any additional issues.

Very truly yours,

/s/ Ropes & Gray LLP
Ropes & Gray LLP

Tax Opinion of Ropes & Gray